UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 30, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk submits proposal to acquire Metsera, Inc.

Bagsværd, Denmark, 30 October 2025 – Novo Nordisk confirms that it submitted an unsolicited proposal to acquire Metsera, Inc. (Metsera).

The acquisition of Metsera, including its early and development-stage incretin and non-incretin analogue peptide programmes, would provide Novo Nordisk the opportunity to maximise the potential of Metsera’s complementary portfolio and capabilities. An acquisition would be in line with Novo Nordisk’s long-term strategy of developing innovative and differentiated medicines and treating millions more people living with obesity and diabetes and their associated comorbidities.

About the proposal

Under the terms of the proposal, Novo Nordisk would acquire all outstanding shares of Metsera’s common stock at a price of 56.50 USD per share in cash (equal to an approximate aggregated equity value of 6.5 billion USD or approximate enterprise value of 6.0 billion USD) and contingent value rights (CVRs) for up to 21.25 USD per share in cash (or an approximate aggregated value of up to 2.5 billion USD) based on the achievement of certain clinical and regulatory milestones. The cash consideration will be paid at signing in exchange for non-voting preferred stock representing 50% of Metsera’s share capital and the CVRs will be issued upon the closing of the acquisition in exchange for the remaining shares.

The proposal is currently subject to review by the Metsera board of directors.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B Novo Nordisk A/S Investor Relations Novo Alle 1 2880 Bagsværd Denmark Telephone: +45 4444 8888 Internet: www.novonordisk.com CVR no: 24 25 67 90 Company announcement No 30 / 2025 shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Media:

Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:

Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce	Frederik Taylor Pitter
+45 3079 1471	+45 3444 2613	+1 609 613 0568
cftu@novonordisk.com	axeu@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 30 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 30, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer